August 11, 2025

Angelo Rufino
Chief Executive Officer
Bain Capital GSS Investment Corp.
200 Clarendon Street
Boston, MA 02116

       Re: Bain Capital GSS Investment Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 1, 2025
           CIK No. 0002064355
Dear Angelo Rufino:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 1, 2025
Compensation of Sponsor, Sponsor's Affiliates and Directors and Officers, page
15

1. We acknowledge your response to prior comment 2. Please further revise here and on the cover page to disclose that additional shares may be issued for no additional consideration to the sponsor, affiliates or promoters in the event of an increase in the size of the offering in order to maintain a founder share interest of 20%. Also disclose whether and the extent to which such securities issuances may result in a material dilution of the purchasers' equity interests. See Items 1602(a)(3) and 1602(b)(6) of
       Regulation S-K.
 August 11, 2025
Page 2

The Offering, page 21

2. We note your disclosure on page 22 that the number of warrants to be outstanding after this offering and the sale of private placement units in a private placement simultaneously with this offering is 12,500,000. Please revise the number of warrants for accuracy.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Derek Dostal